INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

                                    MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period
             Beginning January 1, 2004 and Ending December 31, 2004

                                     To The

                          U.S. SECURITIES AND EXCHANGE COMMISSION

                                       Of

                      SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                        (Exact Name of Reporting Company)

                              A Subsidiary Company

            Date of Incorporation March 6, 2001. If not incorporated
                       Date of Organization ______________

         State or Sovereign Power under which Incorporated or Organized
                                State of Georgia

          Location of Principal Executive Offices of Reporting Company
                         4000 Dekalb Technology Parkway
                                    Suite 100
                                Atlanta, GA 30340

      Report filed pursuant to File Number 70-8173, dated January 25, 1995


           Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                             Robert M. Gilbert, CFO
                         4000 Dekalb Technology Parkway.
                                    Suite 100
                                Atlanta, GA 30340



  Name of Principal Holding Company Whose Subsidiaries are served by Reporting
                                    Company:

                              THE SOUTHERN COMPANY


                                                                                                           2



LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
---------------------------------------------

-----------------------------------------------------------------------------------------------------------
                Description of Schedules and Accounts                       Schedule or            Page
                                                                         Account Number          Number
-----------------------------------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                                                     Schedule I           3-4
-------------------------

     COMPANY PROPERTY                                                        Schedule II          5-6

     ACCUMULATED PROVISIONS FOR DEPRECIATION                                Schedule III            7
     AND AMORTIZATION OF COMPANY PROPERTY

     INVESTMENTS                                                             Schedule IV            8

     ACCOUNTS RECEIVABLE FROM ASSOCIATE                                       Schedule V            9
     COMPANIES

    MISCELLANEOUS CURRENT AND ACCRUED ASSETS                               Schedule VIII           10

     MISCELLANEOUS DEFERRED DEBITS                                          Schedule IX            11

     PROPRIETARY  CAPITAL                                                   Schedule XI             12

     LONG TERM DEBT                                                        Schedule XII            13

     CURRENT AND ACCRUED LIABILITIES                                      Schedule XIII            14

     NOTES TO FINANCIAL STATEMENTS                                         Schedule XIV            15

COMPARATIVE INCOME STATEMENT                                                Schedule XV            16
----------------------------

     ANALYSIS OF BILLING-ASSOCIATE COMPANIES                                Account 457            17

     ANALYSIS OF BILLING-NONASSOCIATE COMPANIES                             Account 458            18

    ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NON ASSOCIATE
    COMPANIES                                                              Schedule XVI            19

    SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE
    FUNCTION                                                               Schedule XVII           20

     DEPARTMENTAL ANALYSIS OF SALARIES                                       Account 920           21

     OUTSIDE SERVICES EMPLOYED                                               Account 923           22

     EMPLOYEE PENSIONS AND BENEFITS                                          Account 926           23

     GENERAL ADVERTISING EXPENSES                                          Account 930.1           24

     MISCELLANEOUS GENERAL EXPENSES                                        Account 930.2           25

     RENTS                                                                   Account 931           26

     TAXES OTHER THAN INCOME TAXES                                           Account 408           27

     DONATIONS                                                             Account 426.1           28

     OTHER DEDUCTIONS                                                      Account 426.5           29

     ORGANIZATION CHART                                                                            30


                                                                                                                                 3
                                             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                              -------------------------------------

                                                SCHEDULE 1 - COMPARATIVE BALANCE SHEET
                                                --------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.  (Note:  Amounts are in thousands of dollars.)

----------------------------------------------------------------------------------------------------------------------------------

  ACCOUNT          ASSETS AND OTHER DEBITS                                               AS OF DECEMBER 31
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                                     CURRENT            PRIOR
                                                                                   ----------       -------------
                  COMPANY PROPERTY
101               Company Property                          (Schedule  II)               0                 281
107               Construction work in progress             (Schedule II)                0                   0
                                                                                   ---------        -------------
                                        Total Property                                   0                 281
                                                                                   ---------        -------------

108               Less accumulated provision for depreciation and
                  amortization of company property        (Schedule III)                 0                  148
                                                                                   ----------       -------------

                                     Net Company Property                                0                 133
                                                                                   ---------        -------------

                  INVESTMENTS
123               Investments in associate companies                                     0                   0
124               Other Investments
                  (Schedule IV)                                                     35,152              20,519
                                                                                  ----------        -------------
                                       Total Investments                            35,152              20,519
                                                                                  ----------        -------------

                  CURRENT AND ACCRUED ASSETS

131               Cash                                                                 333                 113
134               Special deposits                                                       0                   0
135               Working funds                                                          0                   0
136               Temporary cash investments                 (Schedule IV)             200               1,000
141               Notes Receivable                                                       0                   0
143               Accounts Receivable                                                   75                 316
144               Accumulated provision for uncollectable accounts                     (71)               (140)
146               Accounts receivable from associate
                  companies
                  (Schedule V)                                                         251                 273
152               Fuel stock expenses undistributed                                      0                   0
154               Materials and supplies                                                 0               1,352
163               Stores expenses undistributed                                          0                   0
165               Prepayments                                                            0                   0
174               Miscellaneous current and accrued assets                               0                   0

                                                                                  ----------        ------------
                               Total Current and Accrued Assets                        788               2,914
                                                                                  ----------        -------------

                  DEFERRED DEBITS

181               Unamortized debt expense                                               0                   0
184               Clearing accounts                                                      0                   0
186               Miscellaneous deferred debits               (Schedule IX)              0                   0
188               Research, development, or demonstration expenditures                   0                   0
190               Accumulated deferred income taxes                                  1,089               1,089

                                                                                  ----------        -------------
                                     Total Deferred Debits                           1,089               1,089
                                                                                  ----------        -------------

                     TOTAL ASSETS AND OTHER DEBITS                                  37,029             24,655
                                                                                  ==========        =============



                                                                                                           4
                         ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                          -------------------------------------


-------------------------------------------------------------------------------------------------------------
                                SCHEDULE I - COMPARATIVE BALANCE SHEET
                                --------------------------------------

-------------------------------------------------------------------------------------------------------------
     ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                                               CURRENT            PRIOR
                                                                           ----------------- ----------------
                    PROPRIETARY CAPITAL
                    -------------------

201                 Common stock issued                                              1                1
                    (Schedule XI)
211                 Miscellaneous paid-in capital          (Schedule XI)        75,284           65,511

215                 Appropriated retained earnings         (Schedule XI)             0                0

216                 Unappropriated retained earnings       (Schedule XI)       (39,852)         (45,870)
                                                                           --------------      -----------
                                  Total Proprietary Capital                     35,433           19,642
                                                                           --------------      -----------

                    LONG TERM DEBT
                    --------------
223                 Advances from associate companies   (Schedule XII)               0                0
224                 Other long-term debt                                             0                0
                    (Schedule XII)
225                 Unamortized premium on long-term debt                            0                0
226                 Unamortized discount on long-term debt-debit                     0                0
                                                                           --------------      -----------
                                    Total long-term debt                             0                0
                                                                           --------------      -----------

                    CURRENT AND ACCRUED LIABILITIES
                    -------------------------------

231                 Notes Payable                                                    0                0
232                 Accounts payable                                               489              734
233                 Notes payable to associate companies
                    (Schedule XIII)                                                  0            2,450
234                 Accounts payable to associate companies
                    (Schedule XIII)                                                162              604
236                 Taxes accrued                                                 945             1,118
237                 Interest accrued                                                 0               56
238                 Dividends declared                                               0                0
241                 Tax collections payable                                          0                0
242                 Miscellaneous current and accrued liabilities
                    (Schedule XIII)                                                  0               51
                                                                           --------------      -----------
                            Total current and accrued liabilities                1,596            5,013
                                                                           --------------      -----------

                    DEFERRED CREDITS
                    ----------------
253                 Other deferred credits                                           0                0
255                 Accumulated deferred investment tax credits                      0                0
                                                                           --------------      -----------
                                   Total Deferred Credits                            0                0
                                                                           --------------      -----------

282                 ACCUMULATED DEFERRED INCOME TAXES                                0                0
                    ---------------------------------

                                                                           --------------      -----------
                              TOTAL LIABILITIES AND PROPRIETARY
                                    CAPITAL                                     37,029           24,655
                                                                           ==============      ===========


                                                                                                                          5
                                             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                              -------------------------------------

                                                 For the Year Ended December 31, 2004
                                                                    -----------------
---------------------------------------------------------------------------------------------------------------------------

                                              SCHEDULE II - COMPANY PROPERTY
                                              ------------------------------

                                                      (In Thousands)
                                                      --------------

---------------------------------------------------------------------------------------------------------------------------
                                        START OF                            RETIRED      OTHER                 END OF
                                          YEAR                                OR        CHANGES                 YEAR
  DESCRIPTION                           BALANCE               ADDITION       SOLD          1                   BALANCE

---------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
----------------

Account
-------
301            ORGANIZATION

303            MISCELLANEOUS
               INTANGIBLE PLANT

304            LAND AND LAND
               RIGHTS

305            STRUCTURES AND
               IMPROVEMENTS

306            LEASEHOLD
               IMPROVEMENTS


307            EQUIPMENT                       267                          (267)                                   0

308            OFFICE FURNITURE AND
               EQUIPMENT                        14                           (14)                                   0

309            AUTOMOBILES, OTHER
               VEHICLES AND
               RELATED GARAGE
               EQUIPMENT                                                                                            0

310            AIRCRAFT AND AIRPORT              0                                                                  0
               EQUIPMENT

311            OTHER COMPANY
               PROPERTY   3/                     0                                                                  0

                                              -----------------------------------------------------------------------
               SUB-TOTAL                        281                                                                 0

                                              -----------------------------------------------------------------------
107            CONSTRUCTION WORK
               IN PROGRESS  4/                   0                                                                  0

                                              -----------------------------------------------------------------------
               TOTAL                           281               0         (281)                                   0
                                              =======================================================================

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         NOT APPLICABLE


                                                                            6
                              SCHEDULE II CONTINUED
                              ---------------------

                                 (In Thousands)
                                 --------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

-----------------------------------------------------------------------------
                                                                   BALANCE AT
                   SUBACCOUNT DESCRIPTION         ADDITIONS      CLOSE OF YEAR
------------------------------------------------------------------------------


Not Applicable

















-------------------------------------------------------------------------------

3/    DESCRIBE OTHER COMPANY PROPERTY: None



4/   DESCRIBE CONSTRUCTION WORK IN PROGRESS: None

                                                                                                               7

                                ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                 -------------------------------------

                                         For the Year Ended December 31, 2004
                                                            -----------------

                                                       SCHEDULE III
                                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                                             AMORTIZATION OF COMPANY PROPERTY
                                             --------------------------------

                                                      (In Thousands)

-----------------------------------------------------------------------------------------------------------------
                                                START OF        CHARGED                 OTHER          END OF
                DESCRIPTION                     YEAR              TO         RETIRE-   CHANGES          YEAR
                                                BALANCE        ACCOUNT       MENTS      ADD           BALANCE
                                                                 403                   (DEDUCT)

-----------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
----------------

Account
-------
301            ORGANIZATION                        0                                                  0

303            MISCELLANEOUS
               INTANGIBLE PLANT                    0                                                  0

304            LAND AND LAND
               RIGHTS                              0                                                  0

305            STRUCTURES AND
               IMPROVEMENTS                        0                                                  0

306            LEASEHOLD
               IMPROVEMENTS                        0                                                  0

307            EQUIPMENT                         134              41         (175)                    0

308            OFFICE FURNITURE AND
               FIXTURES                           14                          (14)                    0

309            AUTOMOBILES, OTHER
               VEHICLES AND
               RELATED GARAGE
               EQUIPMENT                           0                                                  0


310            AIRCRAFT AND AIRPORT
               EQUIPMENT                           0                                                  0

311            OTHER COMPANY
               PROPERTY                            0                                                  0





                                          -----------------------------------------------------------------
                           TOTAL                 148              41         (189)                    0
                                          =================================================================




1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: Not Applicable

                                                                                                 8

                         ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                          -------------------------------------

                                 For the Year Ended December 31, 2004
                                                    -----------------


-------------------------------------------------------------------------------------------------

                                                SCHEDULE IV - INVESTMENTS
                                                        (In Thousands)
-------------------------------------------------------------------------------------------------


INSTRUCTIONS:  Complete the following schedule concerning investments.
               Under account 124, "Other Investments", state each investment separately, with Description, including , the name of issuing company, number of shares or Principal amount, etc.


-------------------------------------------------------------------------------------------------
                                                          BALANCE AT             BALANCE AT
                     DESCRIPTION                          BEGINNING OF          CLOSE OF YEAR
                                                            YEAR
-------------------------------------------------------------------------------------------------
ACCOUNT 124   - OTHER INVESTMENT

ENVIROTECH INVESTMENT FUND I L.P. - INVESTMENT IN
LIMITED PARTNERSHIP FUND                                    1,101                     1,027

RABBI TRUST INVESTMENT                                         15                        14
INVESTMENT IN SOHI
                                                           19,094                    33,111
INVESTMENT IN ACTIVE POWER                                    309                         0
INVESTMENT IN NUCLEAR CONSORTIUM                                0                     1,000
TOTAL                                                      20,519                    35,152














ACCOUNT 136 - TEMPORARY CASH
         INVESTMENTS                                        1,000                       200








                                                         -----------------------------------------
                                       TOTAL               21,519                    35,352
                                                         =========================================



                                                                                                                    9
                                     ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                      -------------------------------------

                                              For the Year Ended December 31, 2004
                                                                -----------------

---------------------------------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
            ---------------------------------------------------------
                                 (In Thousands)
                                 --------------

---------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company.
Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.

---------------------------------------------------------------------------------------------------------
                                                             BALANCE AT                   BALANCE AT
                      DESCRIPTION                            BEGINNING OF               CLOSE OF YEAR
                                                               YEAR
---------------------------------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE
FROM ASSOCIATE COMPANIES:

     Alabama Power  Co.                                             0                        0

     Georgia Power Co.                                            214                      130

     Gulf Power Co.                                                32                       24

     Mississippi Power Co.                                          0                        0

     Savannah Electric                                             25                       20

     Southern Company Services                                      0                       77

     Southern Energy                                                0                        0

     Southern Information Holding                                   0                        0

     Southern Telecom Holding                                       0                        0

     PowerCall, Inc                                                 0                        0

     Southern Communications                                        0                        0

     Southern Nuclear                                               0                        0

     Southern Company                                               0                        0

     Southern Management                                            2                        0


                                                   TOTAL
                                                         ----------------------------------------
                                                                  273                      251
                                                         ========================================

-------------------------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                         TOTAL
                                                                                         PAYMENTS
                                                                                   ----------------
Not Applicable                                                                               0




                                                                                   ----------------
                                                                   TOTAL PAYMENTS
                                                                                             0
---------------------------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

             SCHEDULE VIII MISCELLANEOUS CURRENT AND ACCRUED ASSETS
             ------------------------------------------------------
                                  SCHEDULE VIII
                                  -------------


INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.

                                                BALANCE AT       BALANCE AT
                                                BEGINNING          CLOSE
        DESCRIPTION                              OF YEAR          OF YEAR
        -----------                             ------------     ----------


NOT APPLICABLE

                                                                          11
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                   -------------------------------------------
                                 (In Thousands)


INSTRUCTION:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

------------------------------------------------------------------------------
          DESCRIPTION             BALANCE AT
                                  BEGINNING OF     BALANCE AT CLOSE
                                    YEAR             OF YEAR
------------------------------------------------------------------------------
NOT APPLICABLE






























                                 ---------------------------------------------
                      TOTAL          0                  0
                                 ---------------------------------------------

                                                  ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                                   -------------------------------------
                                                             For the Year Ended December 31, 2004
                                                                                -----------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                              SCHEDULE XI - PROPRIETARY CAPITAL

                                                                        (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------

                                                      NUMBER OF
      ACCOUNT NUMBER        CLASS OF STOCK              SHARES        PAR OR STATED VALUE      OUTSTANDING CLOSE OF PERIOD
                                                      AUTHORIZED         PER SHARE           ---------------------------------
                                                                                         NO. OF SHARES         TOTAL AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
            201           COMMON STOCK ISSUED           1,000                $1               500              500.00
                                                         889                  1               889              889.00
-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                     D  E  S  C  R  I  P  T  I  O  N                                                                AMOUNT
----------------------------------------------------------------------------------------------------------------------------------
 ACCOUNT  211           MISC. PAID IN CAPITAL                                                                         75,284

 ACCOUNT  215           APPROPRIATED RETAINED EARNINGS                                                                    0




                                                                                                                   ----------------
                                                                                                      TOTAL           75,284
-----------------------------------------------------------------------------------------------------------------------------------
                                                             BALANCE AT     NET INCOME OR      DIVIDENDS PAID     BALANCE AT CLOSE
                     D  E  S  C  R  I  P  T  I  O  N        BEGINNING OF      (LOSS)                                    OF YEAR
                                      YEAR
-----------------------------------------------------------------------------------------------------------------------------------


ACCOUNT 216       UNAPPROPRIATED RETAINED EARNINGS          (45,870)          11,352           (5,334)               (39,852)

                                                          -------------------------------------------------------------------------
                                 TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                12


                                ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                 -------------------------------------

                                        For the Year Ended December 31, 2004
                                                           -----------------

-----------------------------------------------------------------------------------------------------------------------------------
                                         SCHEDULE XII - LONG-TERM DEBT

                                                (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:    Advances from parent and associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
 ----------------------------------------------------------------------------------------------------------------------------------
                                     TERMS OF OBLIG   DATE OF   INTEREST AMOUNT     BALANCE AT                  (1)   BALANCE AT
   N A M E  O F  C R E D I T O R     CLASS & SERIES   MATURITY   RATE   AUTHORIZED  BEGINNING  ADDITIONS  DEDUCTIONS CLOSE OF YEAR
                                     OF OBLIGATION                                               OF YEAR
 ----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM PARENT
              AND ASSOCIATE COMPANIES:


                  NOT APPLICABLE


ACCOUNT 224  - OTHER LONG -TERM  DEBT:



                NOT APPLICABLE



                                                      -----------------------------------------------------------------------------
                                                TOTAL
-------------- --------------------------------------------------------------------------------------------------------------------





                                                                                                                                13


                                                                                                    14
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

-----------------------------------------------------------------------------------------------------
                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)
-----------------------------------------------------------------------------------------------------
INSTRUCTIONS:        Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
 --------------------------------------------------------------------------------------------------
          D   E   S   C   R   I   P   T   I   O   N                   BALANCE AT      BALANCE AT
                                                                     BEGINNING        CLOSE  OF
                                                                       OF YEAR          YEAR
----------------------------------------------------------------------------------------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES--Southern Company
                                                                       2,450                  0



                                                                     ------------------------------
                                                     TOTAL              2,450                 0
                                                                     ==============================

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES :

      ALABAMA POWER COMPANY                                                 2                  0

      POWERCALL COMPANY                                                     0                  0

      GEORGIA POWER COMPANY                                                13                 14

      GULF POWER COMPANY                                                   16                  3

      MISSISSIPPI POWER COMPANY                                             0                  0

      SOUTHERN COMPANY SERVICES                                           258                123

      SAVANNAH ELECTRIC                                                     1                  0

      SOUTHERN NUCLEAR                                                      0                  5

      SOUTHERN ENERGY                                                     308                  0

      SOUTHERN COMPANY                                                      4                  0

      SOUTHERN MANAGEMENT                                                   2                  0

      SOUTHERN CO. ENERGY SOLUTIONS LLC                                     0                 17
                                                                     -----------------------------
                                                     TOTAL                604                162
                                                                     =============================

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES:

       Accrued Pensions                                                     0                  0
       Accrued Post Retirment Benefits                                      0                  0
       Accrued Payroll                                                      0                  0
       Accrued Bonuses                                                     51                  0
       Accrued Vacation                                                     0                  0
       Unearned Revenues                                                    0                  0
       Employee Group Insurance Premiums Withheld                           0                  0
       Billings in Excess of Cost on Uncompleted Contracts                  0                  0
       Miscellaneous                                                        0                  0
       Accrued Warranty Reserve                                             0                  0
       Accrued Employee Moving Expenses                                     0                  0

                                                                      ------------------------------
                                                     TOTAL                 51                  0
                                                                      ==============================

                                                                          15A
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

--------------------------------------------------------------------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

-------------------------------------------------------------------------------
 INSTRUCTIONS:     The space below is provided for important notes regarding
                   the financial statements or any accounts thereof. Furnish
                   particulars as to any significant contingent assets or
                   liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
-------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
-------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. (the "Company"), a wholly owned subsidiary of The Southern Company ("Southern"), is engaged in rendering consulting services and marketing Southern system expertise in the United States and throughout the world. The Company contracts with other public utilities, commercial concerns and government agencies for the rendition of services and the licensing of intellectual property.

Accounting Estimates
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RETIREMENT BENEFITS

Pension Plan
------------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. has a defined benefit, trusteed, pension plan that covers substantially all employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat-dollar benefit. The company uses the "entry age normal method with a frozen initial liability" actuarial method for dunning purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trust are primarily invested in equity and fixed income securities. FASB Statement No. 87, Employers' Accounting for Pensions, requires use of the "projected unit credit" actuarial method for financial reporting purposes. Pension benefits are recorded on the books of Southern Company Energy Solutions LLC.

Retirement Benefits
-------------------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. provides certain medical care and life insurance benefits for retired employees. Substantially all these employees may become eligible for such benefits when they retire. Retirement benefits are recorded on the books of Southern Company Energy Services, LLC.

3. OPERATING LEASES

Southern Management Development, Inc. has no non-cancelable operating leases

                                                                          15-B
4. INCOME TAXES

A detail of the benefit for income taxes is set forth below (in thousands):

                                                                        2004
                                                                        ----
                 Current benefit                                      $  734
                 Deferred taxes                                            0

                                                                      $  734

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                      Deferred Tax Assets
                                                      -------------------
Accelerated depreciation                                           0
Other                                                          1,089
                                                     ------------------
           Total                                               1,089
Less current Portion                                               0
                                                     ------------------
           Total non-current                                   1,089
                                                     ------------------

A reconciliation of the statutory federal tax rate to the effective federal tax rate is as follows:

                                                           2004
                                                           ----
                 Effective tax rate                       35.00%
                 Other, net                                0.00
                                                        ---------
                 Statutory federal tax rate               35.00%
                                                        =========

Southern Management Development Inc. and the other subsidiaries of Southern file a consolidated federal tax return. Under a joint consolidated income tax agreement, each company's current and deferred tax expenses are computed on a stand-alone basis. Under this agreement, Southern Management Development Inc. received tax refunds of approximately $702,182.00 during 2004.

5. REVENUES FROM AFFILIATE CUSTOMERS

During the year ending December 31, 2004, revenues generated from contracts with affiliates accounted for approximately 0% of revenue earned.

6. RELATED-PARTY TRANSACTIONS

o    Services
     Southern Management Development Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical budgeting, business promotion and public relations, systems and procedures, training, and administrative and financial services. In addition to these services, certain facilities and services of the system companies are made available to Southern Management Development Inc. and its customers. The Company reimburses the service company and the various operating companies at cost for these services. Such costs amounted to approximately $1,444,086.80 in 2004.

7. CONTINGENCIES
The Company is subject to legal actions and claims arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse impact on the results of operations or financial position of the Company.


                                                                          16
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                        -----------------

                                   SCHEDULE XV
                                   -----------

                               STATEMENT OF INCOME
                               -------------------

                                 (In Thousands)

----------------------------------------------------------------------------------------------------

     ACCOUNT         D  E  S  C  R  I  P  T  I  O  N                      CURRENT         PRIOR
                                                                            YEAR           YEAR

----------------------------------------------------------------------------------------------------
                    INCOME
                    ------
      457           Services rendered to associate companies                     0               51
      458           Services rendered to non-associate companies             2,803            5,720
      421           Miscellaneous income or loss                                47             (442)
      417           Equity in earnings of associate companies               12,715            7,211
      418           Equity in earnings of non-associate companies                0              119
----------------------------------------------------------------------------------------------------
                                             Total Income                   15,565           12,659

                    EXPENSES
                    --------
      920           Salaries and wages                                          0               468
      921           Office supplies and expenses                              198               439
      922           Administrative expense transferred - credit                 0                 0
      923           Outside services employed                               3,497             8,257
      924           Property insurance                                          0                 0
      925           Injuries and damages                                        0                 0
      926           Employee pensions and benefits                              2              (18)
      928           Disposition of intellectual property                        0                 0
      930.1         General advertising expense                                 0               169
      930.2         Miscellaneous general expenses                            990             (430)
      931           Rents                                                      20                18
      932           Maintenance of structures and equipment                     0                 0
      403           Depreciation and amortization expense                     133               228
      408           Taxes other than income taxes                              10                 9
      409           Income taxes                                            (734)           (1,390)
      410           Provision for deferred income taxes                         0                 0
      411           Provision for deferred income taxes - credit                0                 0
      426.1         Donations                                                   0                 0
      426.5         Other deductions                                            0                 0
      431           Other Interest expense                                     97               262


                                                                        ---------           --------
                                       Total Expense                        4,213             8,012
                                                                        ---------           --------

                                   Net Income or (Loss)                    11,352             4,647
                                                                        ==========          ========

INSTRUCTION:   Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES
-------------------------------------

SOUTHERN MANAGEMENT DEVELOPMENT, INC. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical, rates, budgeting, business promotion and public relations, systems and procedures, training, administrative, and financial services.  In addition to these services, certain facilities of the system companies are made available to SOUTHERN MANAGEMENT DEVELOPMENT, INC. and its customers.

                                                                           17
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                               -------------------
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)

------------------------------------------------------------------------------
                                                               TOTAL
NAME OF ASSOCIATE COMPANY                                     AMOUNT
                                                              BILLED
----------------------------------------------------------------------------

         Alabama Power Company                                     0

         Georgia Power Company                                     0

         Gulf Power Company                                        0

         Mississippi Power Company                                 0

         Southern Company Services                                 0

         Savannah Electric & Power                                 0

         Southern Energy                                           0

         Southern Nuclear                                          0

         PowerCall                                                 0

         Southern Telecom                                          0

         Southern Communications                                   0

         SCES, LLC                                                 0
                                                             -------------
                                              TOTAL                0
                                                             -------------




                                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                                        -------------------------------------

                                                                For the Year Ended December 31, 2004
                                                                                   -----------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        ANALYSIS OF BILLING
                                                                        NON-ASSOCIATE COMPANIES
                                                                        ACCOUNT 458

                                                                        (In Thousands)

----------------------------------------------------------------------------------------------------------------------------------
                     DESCRIPTION                                                        TOTAL COST     EXCESS OR
                                                                                                       DEFICIENCY     TOTAL AMOUNT
                                                                                                                           BILLED
----------------------------------------------------------------------------------------------------------------------------------


VARIOUS - ENERGY RELATED PRODUCTS AND SERVICES                                                                            2,803






                                                                                ---------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION : Provide a brief description of the services rendered to each non-associate company.


                                                                                                                                 18


                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                          ------------------------------------

                                                 For the Year Ended December 31, 2004
                                                                    -----------------
                                                        (Thousands of Dollars)

                                                             SCHEDULE XVI
                                                             ------------

                                   ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                   ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                    ---------------------------------------------------------  --------------------------
                                   DIRECT   INDIRECT          DIRECT  INDIRECT                  DIRECT  INDIRECT
DESCRIPTION OF ITEMS                COST      COST     TOTAL    COST    COST     TOTAL          COST      COST        TOTAL
--------------------               -----   --------   -----  -------  -------   -----          ----      ------       -----

920   SALARIES AND WAGES                                                                                              0
921   OFFICE SUPPLIES & EXPENSES                              198                198            198                 198
922   ADMINISTRATIVE EXP.-
      TRANSFERRED-CREDIT                                                                                             0
923   OUTSIDE SERVICES EMPLOYED   618      826    1,444     2,053              2,053           2,671      826    3,497
924   PROPERTY INSURANCE                                                                                             0
925   INJURIES AND DAMAGES                                                                                           0
926   EMPLOYEE PENSIONS & BENEFITS                              2                  2               2                 2
928   REGULATORY COMMISSION EXPENSE                                                                                  0
930.1 GENERAL ADVERTISING EXPENSES                                                                                   0
930.2 MISCELLANEOUS GENERAL EXPENSES                          990                990             990               990
931   RENTS                                                    20                 20              20                20
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT                                                                        0
403   DEPRECIATION & AMORTIZATION EXPENSE                     133                133             133               133
408   TAXES OTHER THAN INCOME TAXES                            10                 10              10                10
409   INCOME TAXES                                           (734)              (734)           (734)             (734)
410   PROVISION FOR DEFERRED INCOME TAXES                                                                            0
411   PROVISION FOR DEFERRED INCOME TAXES CREDIT                                                                     0
411.5 INVESTMENT TAX CREDIT                                                                                          0
426.1 DONATIONS                                                                                                      0
426.5 OTHER DONATIONS                                                                                                0
427   INTEREST ON LONG TERM DEBT                                                                                     0
430   INTEREST ON DEBT TO ASSOC CO                                                                                   0
431   OTHER INTEREST EXPENSE                                           97         97                       97       97
      -----------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                    618      826    1,444     2,672      97      2,769             3,290     923    4,213

                                                                                                                             19




                                          ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                          --------------------------------------

                                                 For the Year Ended December 31, 2004
                                                                    -----------------
                                                                SCHEDULE XVII
                                                        SCHEDULE OF EXPENSE DISTRIBUTION
                                                        BY DEPARTMENT OR SERVICE FUNCTION
                                                                (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
     DESCRIPTION  OF ITEMS                 TOTAL   OVER    D E P A R T M E N T   O R   S E R V I C E     F U N C T I O N
                                          AMOUNT   HEAD   ------------------------------------------------------------------------
                                                           ELECTRIC   BILL PAYMENT    SURGE    NUSTART   GOOD    PREMIER    ADMIN/
                                                           VEHICLE    PROTECTION    RECOVERY             CENTS    HOMES     OTHER

----------------------------------------------------------------------------------------------------------------------------------
 920    SALARIES AND WAGES                     0                         0                       0        0                   0
 921    OFFICE SUPPLIES AND EXPENSES         198           198           0                       0        0                   0
 922    ADMIN EXP TRANSFERRED - CREDIT         0                         0                       0        0                   0
 923    OUTSIDE SERVICES EMPLOYED          3,497            90       1,782            354       27      (7)               1,251
 924    PROPERTY INSURANCE                     0                         0                       0        0                   0
 925    INJURIES AND DAMAGES                   0                         0                       0        0                   0
 926    EMPLOYEE PENSIONS AND BENEFITS         2                         0                       0        0                   2
 928    DISPOSITION OF INTELLECTUAL PROP.      0                         0                       0        0                   0
930.1   GENERAL ADVERTISING EXPENSE            0                         0                       0        0                   0
930.2   MISCELLANEOUS GENERAL EXPENSE        990         1,093           0                       0        0               (103)
 931    RENTS                                 20                         0                       0        0                  20
 932    MAINTENANCE OF STRUCTURES & EQUIP      0                         0                       0        0                   0
 403    DEPRECIATION & AMORTIZATION EXP      133            38           0                       0        0                  95
 408    TAXES OTHER THAN INCOME TAXES         10                         0                       0        0                  10
 409    INCOME TAXES                       (734)          (405)        107             15      (10)       5               (446)
 410    PROVISION FOR DEFERRED INCOME TAX      0                         0                       0        0                   0
 411    PROV  DEFERRED INCOME TAX - CREDIT     0                         0                       0        0                   0
411.5   INVESTMENT TAX CREDIT                  0                         0                       0        0                   0
426.1   DONATIONS                              0                         0                       0        0                   0
426.5   OTHER DEDUCTIONS                       0                         0                       0        0                   0
 427    INTEREST ON LONG TERM DEBT             0                         0                       0        0                   0
 430    INTEREST ON DEBT TO ASSOCIATE CO.      0                         0                       0        0                   0
 431    OTHER INTEREST EXPENSE                97                         0                       0        0                  97
                                            ---------------------------------------------------------------------------------------
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

TOTAL EXPENSES                             4,213     0    1,014      1,889           369        17       (2)        0       926
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                              20




                                                                                   21
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ------------------------------------

                      For the Year Ended December 31, 2004
                                        -----------------


-------------------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES
                        ---------------------------------

                                   ACCOUNT 920

--------------------------------------------------------------------------------------------

NAME OF DEPARTMENT OR SERVICE FUNCTION                             SALARY         NUMBER
                                                                   EXPENSE       PERSONNEL
--------------------------------------------------------------------------------------------
Indicate each department or service function.                      TOTAL
                                                                  AMOUNT              END OF
                                                              (in thousands)           YEAR
                                                                ----------------------------


Not Applicable













                                                              -----------------------------------
                                            TOTAL                 0                          0
                                                              -----------------------------------


                                                                                                      22


             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                        -----------------


                         OUTSIDE SERVICES EMPLOYED 923 *
                         -------------------------------

                                   ACCOUNT 923

                                 (In Thousands)
                                 --------------

---------------------------------------------------------------------------------------------------
 INSTRUCTIONS:           Provided below is a break down of outside services employed.

---------------------------------------------------------------------------------------------------


Legal  Fees                                                                           87

Account & Audit Fees                                                                   5

Outside Services - Alabama Power                                                       0

Outside Services - Georgia Power                                                     160

Outside Services - Mississippi Power                                                   0

Outside Services - Gulf Power                                                         22

Outside Services - Southern Company Services                                         963

Outside Services - Southern Communications                                             0

Outside Services - Savannah Electric                                                   6

Outside Services - Southern Energy                                                     0

Outside Services -Southern Nuclear                                                     5

Outside Services -SCES, LLC                                                          288

Other Outside Services                                                             1,961








* Details of Account 923 Other Outside Services are available on location at
4000 Dekalb Technology Parkway; Suite 100; Atlanta, GA 30340.


                                                                         ----------------------
 TOTAL                                                                             3,497
                                                                         ----------------------


                                                                                                     23
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

--------------------------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS
                         ------------------------------

                                   ACCOUNT 926

--------------------------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

---------------------------------------------------------------------------------------------------
                                  DESCRIPTION                                              AMOUNT

---------------------------------------------------------------------------------------------------

Bonus                                                                                           2















                                                                                  -------------------------
                                                                           TOTAL                2
                                                                                  -------------------------


                                                                                                24


             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

-------------------------------------------------------------------------------------------------

                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*

-------------------------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1 "General Advertising
               Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------------------------
DESCRIPTION                               PAYEE                               AMOUNT

--------------------------------------------------------------------------------------------------

Not Applicable






















                                                                              --------------
                                                                      TOTAL     0
                                                                             ---------------





                                                                                                25
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

-----------------------------------------------------------------------------------------------------
                   MISCELLANEOUS GENERAL EXPENSES
                   ------------------------------

                            ACCOUNT 930.2

                           (In Thousands)

-----------------------------------------------------------------------------------------------------
 INSTRUCTIONS:     Provide a listing of the amount in Account 930.2, "Miscellaneous General
                   Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act,
                   as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.

---------------------------------------------------------------------------------------------------------
                     D   E   S   C   R   I   P   T   I   O   N                             AMOUNT
---------------------------------------------------------------------------------------------------------

         Bad Debt Expense                                                                    (64)

              Other (Electric Vehicle Charger Inventory Reserve)                            1,054


























                                                                                  -------------------------
                                                                           TOTAL              990
                                                                                  -------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         ----------------


-------------------------------------------------------------------------------
                                      RENTS
                                      -----

                                   ACCOUNT 931

                                 (In Thousands)

-------------------------------------------------------------------------------

INSTRUCTIONS:   Provide a listing of the amount included in Account 931,
                "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
                System of Accounts.

-------------------------------------------------------------------------------
                       TYPE OF PROPERTY                                 AMOUNT
-------------------------------------------------------------------------------

Office Space                                                             20














                                                                    -----------
                                                   TOTAL                 20
                                                                    -----------

                                                                           27
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         ----------------

-----------------------------------------------------------------------------
                     TAXES OTHER THAN INCOME TAXES
                     -----------------------------

                              ACCOUNT 408

                            (In Thousands)

-----------------------------------------------------------------------------
 INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other Than Income
                   Taxes". Separate the analysis into two groups: (1) other
                   than U.S. Government taxes, and (2) U.S. Government taxes.
                   Specify each of the various kinds of taxes and show the
                   amounts thereof. Provide a subtotal for each class of tax.

------------------------------------------------------------------------------
                          K I N D   O F      T A X                 AMOUNT
------------------------------------------------------------------------------

Other than U.S. Government:
         Other State and Local Taxes and Licenses                       5










                                                                  ----------
                                                          Subtotal      5
                                                                  ----------

U. S. Government:
         FICA - Employers Portion                                       4
         FUTA                                                           0
         SUTA                                                           1
                                                                 -----------
                                                          Subtotal      5
                                                                 ------------
















                                                                    -----------
                                                          TOTAL        10
                                                                    -----------

                                                                            28
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------

-------------------------------------------------------------------------------
                            DONATIONS
                            ---------

                           ACCOUNT 426.1

                          (In Thousands)

------------------------------------------------------------------------------
 INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1
                 "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.
-------------------------------------------------------------------------------


NAME OF RECIPIENT            PURPOSE OF DONATION                  AMOUNT
-------------------------------------------------------------------------------

NOT APPLICABLE































                                                          ---------------------
                                                          TOTAL         0
                                                          ---------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                      ------------------------------------

                                OTHER DEDUCTIONS
                                ----------------
                             (Thousands of Dollars)


                                  ACCOUNT 426.5

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                       NAME OF PAYEE                      AMOUNT
-----------                       -------------                      ------



NOT APPLICABLE

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2004
                                        -----------------


                      SOUTHERN MANAGEMENT DEVELOPMENT, INC.


                                   Ron Bertasi
                                    President
                                        |
                                        |
                                        |
                                        |
                                   Bob Gilbert
                             Chief Financial Officer
                                        |
                                        |
                                        |
                                        |
                                  Tim Marvin
                                   Treasurer

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------






                                SIGNATURE CLAUSE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22132, and order number 70-8233, dated December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                      SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                           (Name of Reporting Company)


                   By: /s/Robert M. Gilbert,
                       (Signature of Signing Officer)


                    Robert M. Gilbert, CFO
                   (Printed Name and Title of Signing Officer)





Date:  April 06, 2005